

**Filed Pursuant to Rule 433**
Registration No. 333-202524
July 1, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015
and Equity Index Underlying Supplement dated March 5, 2015)

Structured
Investments

HSBC USA Inc.
$
Return Enhanced Notes Linked to the EURO STOXX® Banks Index
due October 7, 2015 (the "Notes")

### General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing October 7, 2015.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- **Any payment on the Notes is subject to the Issuer's credit risk.**

### Key Terms

| | |
|---|---|
| Issuer: | HSBC USA Inc. |
| Reference Asset: | The EURO STOXX® Banks Index ("SX7E") |
| Principal Amount: | $1,000 per Note |
| Trade Date: | July 2, 2015 |
| Pricing Date: | July 2, 2015 |
| Original Issue Date: | July 8, 2015 |
| Ending Averaging Dates: | September 28, 2015, September 29, 2015, September 30, 2015, October 1, 2015 and October 2, 2015 (the "Final Valuation Date"), subject to adjustment as described under "Additional Terms of the Notes — Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| Maturity Date: | 3 business days after the Final Valuation Date and is expected to be October 7, 2015. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| Payment at Maturity: | For each Note, the Cash Settlement Value. |
| Cash Settlement Value: | For each Note, you will receive a cash payment on the Maturity Date that is based on the Reference Return (as described below):<br>**If the Reference Return is greater than or equal to 0.00%**, you will receive an amount equal to the Principal Amount plus the lesser of: (i) the product of (a) the Principal Amount multiplied by (b) the Reference Return multiplied by the Upside Participation Rate, and (ii) the product of (a) the Principal Amount multiplied by (b) the Maximum Return.<br>**If the Reference Return is less than 0.00%**, at maturity you will receive an amount equal to the Principal Amount plus the product of (a) the Principal Amount multiplied by (b) the Reference Return. You will lose 1.00% of the Principal Amount for each percentage point that the Reference Return is below zero. **This means that if the Reference Return is -100.00%, you will lose your entire investment.** |
| Upside Participation Rate: | 200.00% |
| Maximum Return: | 8.20% |
| Reference Return: | The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| Initial Level: | The Official Closing Level of the Reference Asset on the Pricing Date. |
| Final Level: | The arithmetic average of the Official Closing Levels of the Reference Asset determined by the Calculation Agent on each of the Ending Averaging Dates. |
| Official Closing Level: | The Official Closing Level of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on Bloomberg Professional® service page "SX7E <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| Estimated Initial Value: | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |
| Calculation Agent: | HSBC USA Inc. or one of its affiliates |
| CUSIP / ISIN: | 40433B4A3 / US40433B4A32 |
| Form of the Notes: | Book-Entry |
| Listing: | The Notes will not be listed on any U.S. securities exchange or quotation system. |

**Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.**

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

**The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $995 per Note, which will be less than the price to public.** The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

| | Price to Public | Fees and Commissions | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000.00 | $2.50 | $997.50 |
| Total | $ | $ | $ |

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

## JPMorgan
**Placement Agent**
July [●], 2015

## Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" beginning on page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

• The Equity Index Underlying Supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

• The prospectus supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

• The prospectus at:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

## Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity. These charts should be reviewed together with the disclosure regarding the Notes contained in this free writing prospectus as well as in the accompanying Equity Index Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect a hypothetical Initial Level of 150.00, the Upside Participation Rate of 200.00% and the Maximum Return of 8.20%. The actual Initial Level will be determined on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Note Characteristics | |
| --- | --- |
| Reference Asset: | The EURO STOXX® Banks Index ("SX7E") |
| Currency: | USD |
| Upside Participation Rate: | 200% |
| Maximum Return: | 8.20% |
| Maximum Gain: | 8.20% |
| Maximum Potential Loss: | 100% |
| Maturity: | Approximately three months |
| Settlement: | Cash |

- **Appreciation Potential:**
  The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by the Upside Participation Rate, up to the Maximum Return on the Notes.

- **No Guaranteed Return of Principal:**
  Full principal at risk if the level of the Reference Asset declines from the Initial Level to the Ending Level.

### Hypothetical Payment at Maturity



### Summary Selected Risk Considerations (see page 4)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.
- Your investment in the Notes may result in a loss.
- Your maximum gain on the Notes is limited to the Maximum Return.
- The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than on the Ending Averaging Dates, including the Final Valuation Date.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Suitability of the Notes for investment.
- The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- No interest or dividend payments or voting rights.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- The Notes are subject to non-U.S. securities markets risks.
- The payments on the Notes will not be adjusted for changes in exchange rates relative to the U.S. Dollar even though the Reference Asset constituent stocks are traded in euros and the Notes are denominated in U.S. Dollars.
- The stocks included in the Reference Asset are concentrated in one sector.
- A limited number of the securities comprising the Reference Asset may affect the level of the Reference Asset, and the Reference Asset is not necessarily representative of the financial services industry.
- Historical performance of the Reference Asset should not be taken as an indication of its future performance during the term of the Notes.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.

| Hypothetical Final Level | Hypothetical Reference Return | Hypothetical Total Return on the Notes |
| --- | --- | --- |
| 300.00 | 100.00% | 8.20% |
| 255.00 | 70.00% | 8.20% |
| 240.00 | 60.00% | 8.20% |
| 225.00 | 50.00% | 8.20% |
| 210.00 | 40.00% | 8.20% |
| 195.00 | 30.00% | 8.20% |
| 180.00 | 20.00% | 8.20% |
| 165.00 | 10.00% | 8.20% |
| 157.50 | 5.00% | 8.20% |
| **156.15** | **4.10%** | **8.20%** |
| 156.00 | 4.00% | 8.00% |
| 153.00 | 2.00% | 4.00% |
| 151.50 | 1.00% | 2.00% |
| **150.00** | **0.00%** | **0.00%** |
| 148.50 | -1.00% | -1.00% |
| 142.50 | -5.00% | -5.00% |
| 135.00 | -10.00% | -10.00% |
| 120.00 | -20.00% | -20.00% |
| 105.00 | -30.00% | -30.00% |
| 90.00 | -40.00% | -40.00% |
| 75.00 | -50.00% | -50.00% |
| 60.00 | -60.00% | -60.00% |
| 45.00 | -70.00% | -70.00% |
| 30.00 | -80.00% | -80.00% |
| 15.00 | -90.00% | -90.00% |
| 0.00 | -100.00% | -100.00% |

\* The table above assumes an Initial Level of 150.00; the actual Initial Level will be set on the pricing date.

**Selected Purchase Considerations**

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by the Upside Participation Rate of 200.00%, up to the Maximum Return on the Notes of 8.20%, or a maximum Payment at Maturity of $1,082.00 for every $1,000 Principal Amount. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **FULL PARTICIPATION IN THE DECLINE OF THE REFERENCE ASSET** — Payment at Maturity of the Principal Amount is fully exposed to a decline in the Final Level, as compared to the Initial Level. If the level of the Reference Asset declines, you will lose 1.00% of the Principal Amount for every 1.00% that the Reference Return is less than zero. **If the Reference Return is -100.00%, you will lose your entire investment.**

- **EURO STOXX® BANKS INDEX** — The return on the Notes is linked to the EURO STOXX® Banks Index. The EURO STOXX® Banks Index consists of 50 component stocks from the Eurozone. For additional information about the Reference Asset, see the information set forth under "Description of the Reference Asset" below.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss.

  We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

  Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

  For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Selected Risk Considerations**

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. Your investment will be exposed on a 1-to-1 basis to any decline in the Final Level of the Reference Asset as compared to the Initial Level. **You may lose up to 100.00% of your investment**.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN —** If the Final Level is greater than the Initial Level, for each $1,000 Principal Amount you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 8.20% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Return. You will not receive a return on the Notes greater than the Maximum Return.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVEL OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE ENDING AVERAGING DATES, INCLUDING THE FINAL VALUATION DATE** — The Final Level will be based on the Official Closing Level of the Reference Asset on each of the Ending Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates during the term of the Notes other than on the Ending Averaging Dates but then drops on one or more of the Ending Averaging Dates to a level that is less than the Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on each of the Ending Averaging Dates.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately one month after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Reference Asset, and therefore, the market value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **THE NOTES ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISKS** — An investment in securities linked to the Reference Asset involves risks associated with the Eurozone. The prices of such securities may be affected by political, economic, financial and social factors in the home country of each such company, including changes in governmental, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. The foreign securities tracked by the Reference Asset may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

- **THE PAYMENTS ON THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATIVE TO THE U.S. DOLLAR EVEN THOUGH THE REFERENCE ASSET CONSTITUENT STOCKS ARE TRADED IN EUROS AND THE NOTES ARE DENOMINATED IN U.S. DOLLARS** — Although the equity securities comprising the Reference Asset are traded in euros, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the Reference Asset, and therefore the Notes. The amount we pay in respect of the Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

- **THE STOCKS INCLUDED IN THE REFERENCE ASSET ARE CONCENTRATED IN ONE SECTOR** — All of the equity securities comprising the Reference Asset are issued by companies in the European financial services sector. As a result, the equity securities that will determine the return on the Notes are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the equity securities comprising the Reference Asset, the return on the Notes will be subject to certain risks associated with a direct equity investment in companies in the financial services sector. Accordingly, by investing in the Notes, you will not benefit from the diversification that could result from an investment linked to companies that operate in multiple sectors.

- **A LIMITED NUMBER OF THE SECURITIES COMPRISING THE REFERENCE ASSET MAY AFFECT THE LEVEL OF THE REFERENCE ASSET, AND THE REFERENCE ASSET IS NOT NECESSARILY REPRESENTATIVE OF THE FINANCIAL SERVICES INDUSTRY** — As of May 29, 2015, the top five equity securities in the Reference Asset constituted 56.03% of the total weight of the Reference Asset, and the top 10 equity securities in the Reference Asset constituted 80.43% of the total weight of the Reference Asset. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the level of the Reference Asset and the value of the Notes.

  While the equity securities comprising the Reference Asset are common shares of companies generally considered to be involved in various segments of the European financial services industry, the equity securities comprising the Reference Asset and the Reference Asset may not necessarily follow the price movements of the entire industry. If the equity securities comprising the Reference Asset decline in value, the Reference Asset will decline in value, even if common share prices of other companies in the European financial services industry generally increase in value.

- **HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES —** It is impossible to predict whether the level of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN —** The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Ending Averaging Dates and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Reference Asset;
  - the time to maturity of the Notes;
  - the dividend rate on the equity securities underlying the Reference Asset;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Upside Participation Rate of 200.00% and the Maximum Return of 8.20%, and assume an Initial Level of 150.00. The actual Initial Level will be determined on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Hypothetical Final Level | Hypothetical Reference Return | Hypothetical Total Return on the Notes |
|---|---|---|
| 300.00 | 100.00% | 8.20% |
| 255.00 | 70.00% | 8.20% |
| 240.00 | 60.00% | 8.20% |
| 225.00 | 50.00% | 8.20% |
| 210.00 | 40.00% | 8.20% |
| 195.00 | 30.00% | 8.20% |
| 180.00 | 20.00% | 8.20% |
| 165.00 | 10.00% | 8.20% |
| 157.50 | 5.00% | 8.20% |
| **156.15** | **4.10%** | **8.20%** |
| 156.00 | 4.00% | 8.00% |
| 153.00 | 2.00% | 4.00% |
| 151.50 | 1.00% | 2.00% |
| **150.00** | **0.00%** | **0.00%** |
| 148.50 | -1.00% | -1.00% |
| 142.50 | -5.00% | -5.00% |
| 135.00 | -10.00% | -10.00% |
| 120.00 | -20.00% | -20.00% |
| 105.00 | -30.00% | -30.00% |
| 90.00 | -40.00% | -40.00% |
| 75.00 | -50.00% | -50.00% |
| 60.00 | -60.00% | -60.00% |
| 45.00 | -70.00% | -70.00% |
| 30.00 | -80.00% | -80.00% |
| 15.00 | -90.00% | -90.00% |
| 0.00 | -100.00% | -100.00% |

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain of the total returns set forth in the table above are calculated.

**Example 1: The level of the Reference Asset increases from the hypothetical Initial Level of 150.00 to a hypothetical Final Level of 153.00.** Because the hypothetical Final Level of 153.00 is greater than the hypothetical Initial Level of 150.00 and the Reference Return of 2.00% multiplied by the Upside Participation Rate of 200.00% does not exceed the Maximum Return of 8.20%, the investor receives a Payment at Maturity of $1,040.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (2.00\% \times 200.00\%)] = \$1,040.00$$

**Example 2: The level of the Reference Asset increases from the hypothetical Initial Level of 150.00 to a hypothetical Final Level of 157.50.** Because the hypothetical Final Level of 157.50 is greater than the hypothetical Initial Level of 150.00 and the Reference Return of 5.00% multiplied by the Upside Participation Rate of 200.00% exceeds the Maximum Return of 8.20%, the investor receives a Payment at Maturity of $1,082.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 8.20\%) = \$1,082.00$$

**Example 3: The level of the Reference Asset decreases from the hypothetical Initial Level of 150.00 to a hypothetical Final Level of 105.00.** Because the hypothetical Final Level of 105.00 is less than the hypothetical Initial Level of 150.00 and the Reference Return is -30.00%, the investor receives a Payment at Maturity of $700.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -30.00\%) = \$700.00$$

## Description of the Reference Asset

**General**

*This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any of the securities comprising the Reference Asset.  All disclosures contained in this free writing prospectus regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information.  Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this free writing prospectus.  You should make your own investigation into the Reference Asset.*

**The EURO STOXX® Banks Index**

The Reference Asset was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG.  Publication of the Reference Asset began on June 15, 1998, based on an initial index value of 100 at December 31, 1991.  The Reference Asset is reported daily on the Bloomberg Professional® service under the symbol "SX7E" and on the STOXX Limited website.  Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this document.

*Index Composition and Maintenance*

The Reference Asset is one of the 19 EURO STOXX® Supersector indices that compose the STOXX® Europe 600 Index.  The STOXX® Europe 600 Index contains the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure; and utilities. The Reference Asset includes companies in the banks supersector, which tracks companies providing a broad range of financial services, including retail banking, loans and money transmissions.  The Reference Asset currently includes 29 stocks.

The Reference Asset is weighted by free float market capitalization.  Each component's weight is capped at 30% of the Reference Asset's total free float market capitalization.  Free float weights are reviewed quarterly. As of May 29, 2015, the top 10 companies included in the Reference Asset were as follows:

| Company | Weight (%) |
| --- | --- |
| Banco Santander SA | 16.30 |
| BNP Paribas SA | 10.98 |
| ING Groep NV | 10.33 |
| Banco Bilbao Vizcaya Argentaria SA | 10.01 |
| Intesa Sanpaolo SpA | 8.41 |
| Deutsche Bank AG | 6.37 |
| Unicredit SpA | 6.34 |
| Societe Generale SA | 6.12 |
| KBC Groep NV | 2.84 |
| Credit Agricole SA | 2.73 |

The composition of each of the EURO STOXX® Supersector index is reviewed quarterly, based on the closing stock data on the last trading day of the month following the implementation of the last quarterly index review.  The component stocks are announced on the fourth Tuesday of the month immediately prior to the review implementation month.  Changes to the component stocks are implemented on the third Friday in each of March, June, September and December and are effective the following trading day. All index components will be adjusted for corporate actions.

*Index Calculation*

The Reference Asset is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Reference Asset}}{\text{divisor of the Reference Asset}}$$

The "free float market capitalization of the Reference Asset" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the Reference Asset is being calculated.

The Reference Asset is also subject to a divisor, which is adjusted to maintain the continuity of Reference Asset values despite changes due to corporate actions.

## Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from January 1, 2008 through July 1, 2015. The closing level for the Reference Asset on July 1, 2015 was 153.70. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Ending Averaging Dates. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.



**Source: Bloomberg Professional® service**

**Events of Default and Acceleration**

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the five trading days preceding the date of acceleration will be used as the Ending Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Level). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

**Supplemental Plan of Distribution (Conflicts of Interest)**

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $2.50 per $1,000 Principal Amount.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.